UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Type or Print Responses)
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1.   Name and Address of Reporting Person*

     @viso Limited. (1)
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   (Last)                            (First)              (Middle)

     c/o Macfarlanes, 10 Norwich Street
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                                   (Street)

     London EC4A 1BD England
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

     May 31, 2001
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3.   IRS or Social Security Number of Reporting Person (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

     PeoplePC, Inc. (NASDAQ: PEOP)
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)


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6.   If Amendment, Date of Original (Month/Day/Year)


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7.   Individual or Joint/Group Filing  (Check Applicable Line)

     [ ]  Form filed by One Reporting Person

     [X]  Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                                 Amount         sion or        Direct      6. Nature of
                         ----------------------                              or             Exercise       (D) or         Indirect
                         Date         Expira-                                Number         Price of       Indirect       Beneficial
1. Title of Derivative   Exer-        tion                                   of             Derivative     (I)            Ownership
   Security (Instr. 4)   cisable      Date           Title                   Shares         Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Put Option (2)          05/31/01     02/20/06        Common Stock, par       28,341,356     Determined by a     D
                                                     value $0.0001 per share                formula on the
                                                                                            exercise date
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:


(1) This filing is a joint filing with Vivendi Universal, S.A. ("Vivendi"), a societe anonyme organized under the laws of the Republic of France. @viso is a joint venture, of which 50% is owned by Vivendi and 50% is owned by SOFTBANK Holdings (Europe) Ltd., a wholly-owned subsidiary of SOFTBANK Corp. (collectively, "Softbank"). Softbank will, concurrently with this filing on Form 3, file a Form 4 with the Securities and Exchange Commission to report any beneficial ownership interest Softbank may have in any shares of Common Stock of PeoplePC that are or may become beneficially owned by @viso pursuant to the Put Option (as described below).

(2) Pursuant to a Memorandum of Agreement, dated as of February 20, 2001, PeoplePC, Inc. ("PeoplePC"), a Delaware corporation, granted to @viso, subject to stockholder approval, an option to sell to PeoplePC (the "Put Option") all of the shares held by @viso in PeoplePC Europe NV ("PPC Europe"), a Dutch company, in exchange for Common Stock, par value $0.0001 per share, of PeoplePC such that after the exercise in full of the Put Option, PeoplePC will own all of the outstanding capital stock of PPC Europe and @viso will own Common Stock of PeoplePC. The parties entered into a definitive Put Option Agreement dated as of May 30, 2001 (the "Put Option Agreement"), and stockholder approval was received on May 31, 2001. In connection with the Put Option, as of January 14, 2002, @viso and Vivendi may be deemed to be the beneficial owners of 28,341,356 shares of Common Stock of PeoplePC.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

VIVENDI UNIVERSAL, S.A.


by   /s/ George E. Bushnell, III                       January 28, 2002
   -------------------------------------               -----------------
   Name: George E. Bushnell, III                       Date
   Title: Vice President


@VISO LIMITED,

by   /s/ Daniel Scolan
   -------------------------------------
   Name: Daniel Scolan
   Title: Director

                                 Page 2 of 3 pages

JOINT FILER INFORMATION
------------------------


Title of Securities: Common Stock, par value $ 0.0001 per share

Issuer & Ticker Symbol:  PeoplePC, Inc. (NASDAQ: PEOP)

Designated Filer:

         @viso Limited
         c/o Marfarlanes
         10 Norwich Street
         London EC4A 1BD
         England

Joint Filer:

         Vivendi Universal, S.A.
         42, Avenue de Friedland
         75380 Paris Cedex 08
         France



Date of Event Requiring Statement:  May 31, 2001



January 28, 2002


                               Page 3 of 3 pages